UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39137

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

(Translation of registrant’s name into English)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 31, 2021, AnPac Bio-Medical Science Co., Ltd. (the “Company”) entered into a debt settlement and mutual release agreement with Ascent Investor Relations Inc (“Ascent”), the Company’s investors relations consultant. As of the date of the debt settlement and mutual release agreement, the Company was indebted to Ascent for accrued but unpaid service fee in the amount of US$703,080. In order to settle such indebtedness, the Company issued a convertible debenture in the principal amount of US$703,080 (the “Ascent Convertible Debenture”) pursuant to the debt settlement and mutual release agreement.

The Ascent Convertible Debentures will mature twelve months after issuance and carries an interest rate of 0% per year, subject to certain condition that may increase the rate to 15% per year. The Ascent Convertible Debentures can be converted into our American depositary shares (“ADSs”), each representing one Class A ordinary share, par value US$0.01 per share, at any time on or prior to maturity at the lower of (i) US$15.00, or (ii) the lower of (x) 82% of the closing bid price in the last reported trade of the ADSs or (y) 80% of the VWAPs (daily dollar volume-weighted average price) during the 10 consecutive trading days, immediately preceding the date of conversion or other date of determination (the “Variable Conversion Price”), but not lower than the floor price.

On February 5, 2022, the Company entered into an amendment agreement with Ascent, pursuant to which the floor price of the Ascent Convertible Debenture was reduced to US$0.10 per share.

The foregoing description of the debt settlement and mutual release agreement and the amendment agreement with Ascent are qualified in their entirety by reference to the full text thereof, which are attached as Exhibits 10.1 and 10.2 hereto and incorporated by reference herein.

As previously disclosed on the report of foreign private issuer on Form 6-K on July 22, 2021, on July 20, 2021, the Company entered into a securities purchase Agreement with certain investors pursuant to which the Company issued convertible debentures (the “Registered Convertible Debentures”) in a registered direct offering in the principal amount of US$3,014,000 at the aggregate price of US$2,740,000 on July 22, 2021. As of the date of this report, there is a total principal amount of US$2,490,814.89 outstanding under the Registered Convertible Debentures.

On February 5, 2022, the Company entered into an amendment agreement with the holders of the Registered Convertible Debentures, pursuant to which the floor price of the Registered Convertible Debentures was reduced to US$0.10 per share.

The foregoing description of the amendment agreement with the holders of the Registered Convertible Debentures is qualified in its entirety by reference to the full text thereof, a form of which is attached as Exhibits 10.3 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Debt Settlement and Mutual Release Agreement between the Company and Ascent Investor Relations Inc, dated May 31, 2021
10.2	Amendment Agreement between the Company and Ascent Investor Relations Inc, dated February 5, 2022
10.3	Form of Amendment Agreement between the Company and certain convertible debenture holders, dated February 5, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2022	ANPAC BIO-MEDICAL SCIENCE CO., LTD.

	By:	/s/ Chris Chang Yu
	Name:	Chris Chang Yu
	Title:	Chief Executive Officer and Chairman of the Board